QUINN INC
A Delaware Corporation

FINANCIAL STATEMENTS (unaudited) and
INDEPENDENT ACCOUNTANT'S REVIEW REPORT
Years Ended December 31, 2016 and 2017

Jake Johnson, CPA
100 Twisted Oak
Crawford, TX 76638
(254) 709-7065

Stockholders and Board of Directors
QUINN
12 East 49th Street, 11th Floor
New York, NY 10017

I have reviewed the accompanying balance sheet of QUINN as of December 31, 2017, and the related statements of income, retained earnings, and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management.

A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements.

I believe that the results of my procedures provide a reasonable basis for my report. Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jake Johnson, CPA
February 11, 2018

QUINN

BALANCE SHEET COMPARISON

As of December 31, 2017

	TOTAL	
	AS OF DEC 31, 2017	AS OF DEC 31, 2016 (PY)
ASSETS		
Current Assets		
Bank Accounts		
PNC Checking Account	604.46	5,962.13
Total Bank Accounts	**$604.46**	**$5,962.13**
Other Current Assets		
Pre-Operating Expenses	10,175.73	10,175.73
Total Other Current Assets	**$10,175.73**	**$10,175.73**
Total Current Assets	**$10,780.19**	**$16,137.86**
TOTAL ASSETS	**$10,780.19**	**$16,137.86**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Due to/from Shareholder-Diana	2,391.46	2,219.89
Due to/from Shareholder-John	-240.47	3,414.16
Kabbage	-388.35	3,115.99
Loan - Lilian	0.00	0.00
Loan from-RiseFun	25,000.00	25,000.00
RapidAdvance	775.34	3,950.18
Total Other Current Liabilities	**$27,537.98**	**$37,700.22**
Total Current Liabilities	**$27,537.98**	**$37,700.22**
Long-Term Liabilities		
Loan from - Jason Calacanis	25,000.00	0.00
Loan from - XRC	50,000.00	50,000.00
Loan from -Arthur	50,256.00	50,256.00
Total Long-Term Liabilities	**$125,256.00**	**$100,256.00**
Total Liabilities	**$152,793.98**	**$137,956.22**
Equity		
Capital Stock	100.00	100.00
Retained Earnings	-121,918.36	-54,867.29
Net Income	-20,195.43	-67,051.07
Total Equity	**$ -142,013.79**	**$ -121,818.36**
TOTAL LIABILITIES AND EQUITY	**$10,780.19**	**$16,137.86**

QUINN

STATEMENT OF CASH FLOWS

January 2016 - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-87,246.50
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Pre-Operating Expenses	-10,175.73
Due to/from Shareholder-Diana	-111.13
Due to/from Shareholder-John	-3,742.68
Kabbage	-388.35
Loan - Lilian	0.00
Loan from-RiseFun	25,000.00
RapidAdvance	775.34
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**11,357.45**
Net cash provided by operating activities	**$ -75,889.05**
FINANCING ACTIVITIES	
Loan from - Jason Calacanis	25,000.00
Loan from -Arthur	20,000.00
Net cash provided by financing activities	**$45,000.00**
NET CASH INCREASE FOR PERIOD	**$ -30,889.05**
Cash at beginning of period	31,493.51
CASH AT END OF PERIOD	**$604.46**

QUINN

PROFIT AND LOSS COMPARISON

January - December 2017

	TOTAL	
	JAN - DEC 2017	JAN - DEC 2016 (PY)
Income		
Event Income	1,742.00	0.00
Merchandise Sales	53,728.40	50,091.97
Service Sales	52,989.79	19,797.79
Total Income	**$108,460.19**	**$69,889.76**
Cost of Goods Sold		
Merchant Account Fees	0.00	2,313.48
Packaging	420.53	192.40
Purchases	38,968.49	29,252.31
Sample Expense	118.00	1,102.88
Shipping Expense	211.92	96.84
Total Cost of Goods Sold	**$39,718.94**	**$32,957.91**
GROSS PROFIT	**$68,741.25**	**$36,931.85**
Expenses		
Advertising and Promotion	2,205.89	16,837.73
Bank Service Charges	3,164.02	684.36
Computer and Internet Expenses	3,809.65	1,770.64
Delaware Division of Corp	503.00	1,135.50
Employment Expense	0.00	225.00
Holiday Gifts	0.00	1,740.55
Meals and Entertainment	847.14	3,049.28
Moving Expenses	26.32	0.00
Networking Expense	0.00	27.30
NYC Corporate Tax	25.00	50.00
NYS Corporate Tax	25.00	0.00
Office Supplies	1,035.82	2,531.47
Outside Services	10,253.76	49.90
Postage and Faxes	0.99	0.00
Pre-Operating Expense	0.00	2,544.00
Professional Fees	0.00	3,353.30
Rent Expense	8,309.70	11,630.60
Sub-contractor Expenses	37,685.92	51,355.80
Telephone Expense	1,970.75	545.82
Testing	0.00	138.95
Travel Expenses	17,293.19	6,204.93
Uncategorized Expenses	1,541.75	0.00
Website Expense	0.00	107.79
Total Expenses	**$88,697.90**	**$103,982.92**
NET OPERATING INCOME	**$ -19,956.65**	**$ -67,051.07**
Other Expenses		
Ask My Accountant	238.78	0.00
Total Other Expenses	**$238.78**	**$0.00**

	TOTAL	
	JAN - DEC 2017	JAN - DEC 2016 (PY)
NET OTHER INCOME	$ -238.78	$0.00
NET INCOME	$ -20,195.43	$ -67,051.07